U. S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM 10-SB/A
                               (Amendment No. 5)


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.


                              RMD TECHNOLOGIES, INC.
               (Name of Small Business Issuer in Its Charter)

                   California                              72-1530833
      (State or Other Jurisdiction of                   (I.R.S. Employer
       Incorporation Or organization)                  Identification No.)


          308 West 5th Street, Holtville, California        92250
          (Address of Principal Executive Offices)        (Zip Code)

                  Issuer's telephone number:  (760) 356-2039


      Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class         Name of each exchange on which
           to be so registered          each class is to be registered

                         None

                         None

      Securities to be registered pursuant to Section 12(g) of the Act:

                                Common Stock
                               (Title of Class)

                                    None
                              (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

     RMD Technologies, Inc. ("Company") was formed to fill the need for a full service recycler of electronics in California. The Company was formed in May 2001 and is a California corporation.

Business of the Company.

     The Company was formed to provide electronic waste recycling services to businesses in Southern California. The fast paced growth in the state, particularly in the technology sectors, indicated a need for this company. Originally promoted and operated by Mr. Galliher on a part time basis, within the first few months it became apparent that the growth of the Company would require full time personnel. In September 2001, Mr. Galliher began to devote his full time efforts to promote and further develop the business.

     The Company primarily functions as a recycler of electronics. Customers of the Company are corporations that require proper disposal of their obsolete electronics equipment. Customers pay the Company a fee for this service.

     A secondary source of income for the Company is from sales of refurbished and/or working equipment collected. Reuse of refurbished equipment is an environmentally friendly method of recycling.

(a)  Industry.

     Technology is advancing at a rapid pace, requiring businesses to replace their electronic equipment every two to three years. "Computers, E-Waste and Product Stewardship: Is California Ready for the Challenge?", a 2001 report for the U.S. Environmental Protection Agency, notes that "more than 2.2 million computers are sold each year in California." Additionally, "based on this, more than 6,000 computers go to waste every day in California". In California, estimates of computer recycling range from 5% to 15%. Environmental organizations are pressuring businesses to handle the waste properly.

     Electronics recycling is an industry that has been developing slowly over the last decade. In the past it has been dominated by traditional metal, paper and other goods recyclers that expect to pay for the raw materials. The last two years have seen a shift to "fee for recycling" programs. Experience shows that customers will pay for the proper handling of their electronic waste, just as they do for other waste streams. Crusher/grinders and exporters dominate current methods of recycling. Crusher/grinders recover the easily recyclable materials while reducing the balance by crushing or grinding. As only cathode ray tubes ("CRT") are regulated, everything else can go into landfills. This is an effective method of reducing the volume of the waste, but not the most environmentally friendly method. Exporters simply collect the electronics and then sell the collected materials to foreign (usually third world) countries. These countries have notoriously poor environmental records and generally do not recycle the electronics in a safe and environmentally correct manner. Most current recyclers use one or both of these methods.

     Five years ago the electronic waste recycling industry was non-existent. Current laws and regulations in California require the use of the type of services the Company provides by every company and consumer in California. Legislation has been proposed in many other states, and at the federal level, that will require businesses and consumers to properly recycle their electronic waste, expanding the market to include the entire United States.

     The California Electronic Waste Recycling Act of 2003 ("Act"), Senate Bill 20, was enacted on September 25, 2003; the Act was amended by Senate Bill 50, enacted on September 29, 2004. The Act requires 50% of the electronics sold be recycled by 2005, with 70% by the year 2007 and 90% by 2010.

     The Act requires all California businesses to properly handle and dispose of electronic waste. Key elements of the Act include:

     - Reduction in hazardous substances used in certain electronic products sold in California.

     - Collection of an electronic waste-recycling fee at the point of sale of certain products.

     - Distribution of recovery and recycling payments to qualified entities covering the cost of electronic waste collection and recycling.

     - Directive to establish environmentally preferred purchasing criteria for state agency purchases of certain electronic equipment.

     Under the Act, beginning on January 1, 2005, retailers selling certain electronic products defined as "covered electronic devices" in California must collect an electronic waste-recycling fee from the consumer at the time of purchase; the following devices are such devices under the Act:

     - Cathode Ray Tube Devices and Cathode Ray Tubes (CRTs)

     - Computer monitors containing CRTs

     - Liquid Crystal Display (LCD) desktop monitors

     - Laptop computers with LCD screens

     - Televisions containing CRTs

     The Act requires collectors of covered electronics devices to register with the State of California and file annual reports of amounts handled. The Company is and has been properly registered with the state since the inception of this program.

(b)  Services Description.

     The Company's services include electronics recycling for corporations and government agencies. State and federal regulations require generators of electronic waste to dispose of it properly. California regulations do not allow the disposal of CRT containing devices in landfills, requiring businesses and other generators to properly handle their e-waste. Our service includes pickup of the customers' electronic waste, inventory of the waste or weighing the waste as appropriate to the customer level of service requested. The Company pricing varies based upon the level of service required by the customer, from $0.29 cents per pound for a basic service which includes a weight report to the customer, to $0.59 per pound which includes a detailed inventory of the material collected. In fiscal year 2004, 78% of revenues generated were from pickup and recycling services. Current staffing for the collection and sorting is one driver, two warehouse persons/sorters and one person who tests and evaluates the incoming equipment.

     The Company's secondary source of revenue is from sales of refurbished and/or working equipment collected since reuse can save natural resources. The Company's experience shows that in excess of 50% of the collected materials may be reused (sold) without any repairs. Collected materials are sold in pallet size lots to wholesalers. Collected material recognized as "high value" is culled during our manual sorting and is sold in individual lots on online auction sites such as E-Bay. Sales of collected materials accounted for 17% of revenues in fiscal year 2004. Two employees are assigned to sales of this equipment through online auction websites.

     Collected materials that are damaged beyond repair or of no value in their original state are demanufactured and reduced to components, which are then sold to recyclers of plastics, metals, etc. The Company's cost of inventory is minimal as the Company has been paid to collect it. Cost of sales consists primarily of direct labor of sales personnel. Gross profit from this activity is expected to continue at around 95% of sales.

     The Company plans the opening of its training facility in the first quarter of calendar 2006. This training facility will provide revenue in two ways. First, the Company will be paid for the training provided to the participants. Imperial County, California's Workforce Investment Board ("WIB") administers programs for the Federal Workforce Investment Act. The purpose of these federal programs is to provide job training. These programs pay a fee of $5,000 per participant for a 4-month training program. The Company's application to the WIB should be completed in the fourth quarter of calendar 2005 and the Company's acceptance into the program is expected in the first quarter of calendar 2006. The Company's current Liability and Workman's Compensation Insurance is sufficient for these programs. No other financial requirements need to be met. Certification of instructors will only be required for any courses offered that will provide certification upon graduation. We currently have no plans to offer courses that provide certification. Secondly, the Company's proposed training curriculum will provide for a split between classroom instruction and hands-on training. The hands-on training time will be utilized testing, repairing and refurbishing collected equipment. This will provide a continuing labor pool of ten to fifteen persons at no cost to the company. The equipment so refurbished will be sold as detailed above. The Company anticipates hiring two instructors and one additional administrative person in conjunction with opening the training facility. This is projected to provide revenue of approximately $300,000 per year, while also providing a continuous source of labor for testing and refurbishing collected equipment. Gross profit from this activity is expected to be approximately $75,000 per year.

     The Company has always had a "no landfill" policy. During our first three years of operation, we have identified customers from which we receive a higher percentage of reusable and refurbishable materials. By focusing on doing business with these customers the Company can receive a recyclables stream that is of high value. For example, over 50% by weight of collected materials by the Company can be reused for its original purpose. The remaining percentage is demanufactured, producing high quality recyclable metals, plastics, PC boards and glass. These materials are handled as commodities and are sold through traditional channels as raw materials for the manufacture of new products. Labor and infrastructure costs have kept traditional recyclers from benefiting from the relatively high value of electronic waste. By charging the customer for the recycling and minimizing the percentages the Company has to disassemble, the Company has been able to recycle these items to generate revenue.

(c)  Customers.

     The Company's current customer base includes over 300 small to very large business, state, local and federal government agencies, school districts and others. No one customer accounts for more than about 5% percent of the Company's total business.

     While every business in California is a potential customer of the Company, certain businesses have proven more valuable than others.
The Company's customers during the first two years of operations have included large and small corporations, government agencies, school districts and landfill operators. While each is unique in its own right, experience has shown that the first three can be a good revenue generator, while the fourth (landfill operators) has not proven a good fit with our business.

     Small and large corporate customers tend to provide equipment that is usually less than 4 years old, allowing a large percentage of it to be refurbished and reused. They tend to pay for the service promptly, usually within 30 days. The revenue from the sales of this merchandise can be substantial.

     Equipment collected from government agencies and school districts tends to be older and of less value than the corporate sector, however, these customers tend to have larger quantities. Additionally, the material tends to have a greater percentage of non-regulated materials, requiring much less handling and expense to process. Experience shows these customers pay promptly (less than 45 days).

     Landfill operators that "pull" the equipment from the waste stream have material that has no value for reuse and requires a large amount of labor to process. Additionally, experience shows that they to expect to pay a reduced rate (versus other customers), and will not pay at better than net 90 days. These factors combine to make them a poor fit for the Company.

     The Company currently uses medium duty straight trucks for servicing customers. Experience and research has shown that this size truck is the most economical to operate for our typical load size.
The Company's actual transportation costs are less than 10% of the billed amount. Medium duty straight trucks have the capacity to haul about half of what would be carried in a traditional tractor-trailer, at substantially lower cost. This size truck does not require a commercial drivers license and registration and insurance is much less expensive. Future plans include the use of cardboard bins dropped off at the customer's location and retrieved at a later date.

(d)  Market Summary.

     The Company believes it is positioned to handle the recycling need of all of California's business. The Company's location in California's Imperial Valley provides the Company with a number of economic advantages including:

     - Available labor force. The State of California, Department of Economic Development Monthly Labor Force Data for July 2005 shows the unemployment rate in Imperial County remains the highest in California at approximately 17%, providing a pool of workers at reasonable wages.

     - Low facilities costs. Our current facility costs about $0.10 per square foot per month. The San Diego Daily Transcript reports comparable facilities in San Diego or Los Angeles would be at least $1.00 per square foot per month.

     - Political and economic conditions in the Imperial Valley provide a favorable business atmosphere. Imperial County is heavily dependant on agriculture. In order to improve and diversify the job market in the county, local government offers incentives to attract and keep industrial and light industrial businesses. These incentives range from low interest loans for building or business expansion to assistance with training of a company's workforce. Grants for improvement of real estate are available. Some local governments have programs to waive utility taxes. With an unemployment rate that remains at about 17%, local government is responsive to any proposal that includes job creation.

     - Low utility costs. IID Power (the Company's electric power provider) furnishes the lowest utility costs in the state.
       Current rates are 8.46 cents per kWh.

     - Close proximity to Southern California's freeway system provides us the ability to service customers anywhere in Southern California using our own trucks during a normal business day. Interstate 8 is 4 miles from our facility and it is located on Highway 115; Highway 111 connecting to Interstate 10 is 8 miles from our facility. San Diego is less than a two-hour drive and Los Angeles less than a three-hour drive. Northern California customers will be serviced by a collection facility that will aggregate the electronics for transport to the Imperial County facility.

(e)  Competitive Comparison.

     The electronics recycling industry is primarily comprised of East Coast companies handling locally generated waste. Southern California's recycling community is limited to a few companies. IMS (Industrial Metal Salvage) has an electronics recycling division and is the Company's primary competition. This firm has a large facility and numerous personnel at their San Diego location. Due to the location of their facility and the costs of operation, the Company has the ability to undercut their pricing, while still generating making a gross profit.

     HMR is an Australian company with offices in the San Francisco area. They are primarily an exporter of electronic waste.

     A number of new companies have opened in response to the Act. To date, they appear to have had no effect on the Company's sales, but in the future the Company may need to change its pricing or services to remain competitive.

     The Company's competitors have sprung from traditional recyclers and scrap dealers. The recycling services offered by the Company are, in its opinion, unique in California in methods it uses for collection, processing and final disposition of recycled materials. The Company believes that it provides the only pickup service for electronic waste available in California, using its own transportation. The Company has partnered with numerous non-profit training agencies to assist their training programs by donating computer equipment.

(f)  Sales Literature.

     Due to budget constraints, the Company's marketing has been limited. The Company has used telephone sales, direct mail, search engine advertising and e-mail campaigns. The experience of the Company shows that it can attain reasonably good results with all of the above methods; however, search engine advertising and email campaigns have been the most cost effective. The Company's plans include the addition of dedicated sales professionals to market our services to manufacturers of electronics devices.

(g)  Future Services.

     Future plans include the addition of technology training centers, using the collected material as training aids. This will provide a necessary service to the community as well as provide an additional potential source of revenue to the Company

Company Organization and Employment.

     The Company is organized into four main functional areas:

     (a) The first being the company operations including accounting, company administrative tasks, government compliance and human resources.

     (b) The second area is logistics. This area includes the scheduling of customer pick-ups and the materials and equipment required to accomplish them.

     (c) The third area is that of sales and marketing. This area consists of all activities related to the sales and marketing processes of the Company including the outside direct sales representatives and the inside sales support team. This also includes the Internet sales of recycled products.

     (d) Technical training will be the fourth area. This will include interaction with and reporting to funding agencies and ensuring compliance.

     The Company currently has seven full time employees. The personnel plan calls for the addition of sales staff in the near term. As growth requires, we will hire additional drivers/warehouse staff and administrative personnel. Two instructors will be hired upon receipt of funding for training programs.

Need for Governmental Approval

     The Company believes that none of its business operations require governmental approval.

Research and Development

     To date, the Company has not spent any funds on research and development.

Compliance with Environmental Laws

     The State of California requires the Company submit an annual report on the amount (weight) of CRT containing devices the Company has handled the previous year. This report is done online and takes approximately two minutes to complete. The Company uses the information from its billing software to determine the weight. The State of California has no other requirements at this time, and there no proposed laws that would affect the Company.

     The federal government currently has no reporting requirements for handling electronics or electronics waste, and there are none proposed at this time.

     As a result, the costs of compliance with environmental laws are nominal, if any, and are therefore immaterial to the Company's operations.

Risk Factors.

     Investing in the Company involves a number of material risks facing the Company's business, as follows:

Risks Related to the Business.

(a)  Limited Prior Operations, History of Operating Losses, and
Accumulated Deficit May Affect Ability of Company to Survive.

     The Company incurred a net loss of $79,847 for the fiscal year ended May 31, 2004, a net loss of $113,827 for the fiscal year ended May 31, 2005, and a net loss of $128,299 for the six months ended November 30, 2005. At November 30, 2005, the Company had an accumulated deficit of $348,285. The Company cannot provide assurance that it can achieve or sustain profitability on a quarterly or annual basis in the future. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations or cannot be adjusted accordingly, the Company will continue to incur losses. The Company will continue to incur losses until it is able to establish significant levels of business. Any future success that the Company might enjoy will depend upon many factors, including factors out of our control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors. These conditions may have a materially adverse effect upon the Company or may force it to reduce or curtail operations. In addition, the Company will require additional funds to sustain and expand its sales and marketing activities, particularly if a well-financed competitor emerges. Based on the current funding arrangement with La Jolla Cove Investors, Inc., the Company does not anticipate that it will require additional funds to continue operations for the next twelve months.
In the event that the financing arrangement with La Jolla Cove Investors, Inc. is terminated or if the Company needs additional financing, there can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. The inability to obtain sufficient funds from operations or external sources would require us to curtail or cease operations. Any additional equity financing may involve substantial dilution to then existing stockholders.

(b) The Company May Not Be Able to Accommodate Rapid Growth Which Could Decrease Revenues and Result in a Loss of Customers.

     To manage anticipated growth, the Company must continue to implement and improve its operational, financial and management information systems. The Company must also hire, train and retain additional qualified personnel, continue to expand and upgrade core technologies, and effectively manage its relationships with customers and other third parties. The Company's expansion could place a significant strain on its current services and support operations, sales and administrative personnel, capital and other resources. The Company could also experience difficulties meeting demand for its services. The Company cannot guaranty that its systems, procedures or controls will be adequate to support operations, or that management will be capable of fully exploiting the market. The Company's failure to effectively manage growth could adversely affect its business and financial results.

(c) The Company Faces Competition in Its Market, Which Could Make It Difficult for the Company to Generate Income

     The market for collection and recycling of electronic waste is competitive and the Company expects competition to continue to increase. In addition, the companies with whom the Company has relationships could develop products or services, which compete with the Company's products or services. Also, some competitors in the Company's market have longer operating histories, significantly greater financial, technical, marketing and other resources, and greater brand recognition than the Company does. The Company also expects to face additional competition as other established and emerging companies enter the market for collection and recycling of electronic waste. To be competitive, the Company believes that it must, among other things, invest resources in developing new products, improving its current products and maintaining customer satisfaction. Such investment will increase the Company's expenses and affect its profitability. In addition, if it fails to make this investment, the Company may not be able to compete successfully with its competitors, which could have a material adverse effect on its revenue and future profitability.

(d)  No Assurance of Market Acceptance May Affect Ability to Sell
Services.

     There can be no assurance that any services successfully developed by the Company will ever achieve widespread market acceptance. The Company's services, if successfully developed, may compete with a number of services offered by other companies, as well as new services currently under development by such companies and others. The degree of market acceptance of any services developed by the Company will depend on a number of factors, including the establishment and demonstration of the efficacy of the services and their potential advantage over alternative methods. There can be no assurance that the marketplace in general will accept and utilize any services that have been, or may be, developed by the Company.

     The standards for the services marketed by the Company may not achieve broad market acceptance or market acceptance may be slower than the Company expected. Additionally, if a new standard emerges that is more accepted by the marketplace, the Company may not be successful in developing services that comply with that standard on a timely basis. To be successful, the Company will need to effectively respond on a timely basis to future changes in the ever-expanding markets in which the Company sells its services. The markets for the Company's services are at early stages of development and are rapidly expanding.

(e)  Technological and Market Changes May Affect the Business of the
Company.

     The markets in which the Company competes are characterized by new product and service introductions, evolving industry standards, and the changing needs of customers. There can be no assurance that the Company's existing services will continue to be properly positioned in the market or that it will be able to introduce new or enhanced products into the market on a timely basis, or at all. Currently, the Company is focusing on upgrading and introducing new services. The company intends to begin offering training services beginning in the third quarter on 2005. There can be no assurance that enhancements to existing services or new services will receive customer acceptance.

     Risks inherent in new service introductions include the uncertainty of price-performance relative to services of competitors and competitors' responses to its new service introductions.

(f) If Government Regulation of the Business Changes, the Company May Need to Change the Manner in Which It Conducts Business, or Incur Greater Operating Expenses.

     The adoption or modification of laws or regulations relating to the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause it to incur additional expenses or alter its business model.

     The manner in which legislation may be interpreted and enforced cannot be precisely determined and may subject either us or our customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition.

(g)  The Company's Success Is Largely Dependent on the Abilities of
Its Management.

     The Company's success is largely dependent on the personal efforts and abilities of its senior management. None of the Company's officers and directors currently has an employment or non-competition agreement with the Company. Therefore, there can be no assurance that these individual will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

     The Company's success will also be highly dependent on its ability to attract and retain qualified employees. The Company intends to recruit in fiscal year 2006 employees who are skilled in its industry. The failure to recruit these key personnel could have a material adverse effect on the Company's business. There can be no assurances that the Company will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. The Company believes relations with its employees are satisfactory.

(h) Control by Officers and Directors Over Affairs of the Company May Override Wishes of Other Stockholders.

     The Company officers and directors currently own common stock equal to 80% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions that affect the Company. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company.

(i) Any Required Expenditures as a Result of Indemnification Will Result in a Decrease of Income.

     The Company's bylaws include provisions to the effect that the Company may indemnify any director, officer, or employee. In addition, provisions of California law provide for such indemnification, as well as for a limitation of liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

Risks Relating to the Financing Arrangement.

(a) Adjustable Conversion Price Feature of Debentures May Require the Issuance of Greater Number of Shares, Which May Result in Dilution.

     The convertible debenture issued to La Jolla Cove Investors, Inc. on January 27, 2006 is convertible into shares of the Company's common stock at the lesser of (i) 80% of the average of the 3 lowest volume weighted average prices during the 20 trading days prior to the holder's election to convert, or (ii) 80% of the volume weighted average price on the trading day prior to the holder's election to convert (once the Company's common stock commences trading). The Company's obligation to issue shares upon conversion of the debenture is essentially limitless. The number of shares of common stock issuable upon conversion of the debentures will increase if the market price of the stock, after it commences trading, declines, which may cause dilution to the existing stockholders.

(b) Conversion Price Feature of Debenture May Encourage Short Sales in the Company's Common Stock.

     The downward pressure on the price of the common stock as La Jolla Cove Investors, Inc. holder converts the debenture, and exercises the warrant, and sells material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The holder could sell common stock into the market in anticipation of covering the short sale by converting its securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion or exercise of the debenture and the warrant, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

     Under the Securities Purchase Agreement covering the debenture, La Jolla Cove has contractually agreed that so long as the debenture is outstanding neither that company nor its affiliates will at any time engage in any short sales with respect to the Company's common stock, or sell put options or similar instruments with respect to the Company's common stock.

(c) Issuance of Shares upon Conversion of Debenture and Warrant May Cause Substantial Dilution to Existing Stockholders.

     The issuance of shares upon conversion of the debenture and exercise of the warrant may result in substantial dilution to the interests of other stockholders since La Jolla Cove Investors, Inc. may ultimately convert and sell the full amount issuable on conversion. Although the holder may not convert the debenture and/or exercise the warrants if such conversion or exercise would cause it to own more than 9.99% of the Company's outstanding common stock, this restriction does not prevent the holder from converting and/or exercising some of its holdings and then converting the rest of its holdings. In this way, La Jolla Cove Investors, Inc. could sell more than this limit while never holding more than this limit.

(d) If the Company is Unable to Issue Shares of Common Stock upon Conversion of the Convertible Debenture for Any Reason, It Would be Required to Pay Certain Penalties.

     If the Company is unable to issue shares of common stock upon conversion of the debenture as a result of the Company's inability to increase its authorized shares of common stock or as a result of any other reason, it would be required to:

     - in the event the Company is prohibited from issuing common stock, or fail to timely deliver common stock on a delivery date, or upon the occurrence of an event of default, then at the election of La Jolla Cove Investors, Inc., the Company must pay to that firm a sum of money determined by multiplying up to the outstanding principal amount of the convertible debenture designated by Golden Gate by 150%, together with accrued but unpaid interest thereon

     - if ten days after the date we are required to deliver common stock to La Jolla Cove Investors, Inc., that firm purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by that firm of the common stock which it anticipated receiving upon such conversion (a "Buy-In"), then the Company is required to pay in cash to La Jolla Cove Investors, Inc. the amount by which its total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds the aggregate principal and/or interest amount of the convertible debenture for which such conversion was not timely honored, together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full.

     In the event that the Company is required to pay penalties to La Jolla Cove Investors, Inc. or redeem the convertible debenture, the Company may be required to curtail or cease its operations.

(e)  Repayment of Debenture, If Required, Would Deplete Available
Capital, or Could Result in Legal Action if Not Repaid.

     The Company anticipates that the full amount of the convertible debenture, together with accrued interest, will be converted into shares of its common stock, in accordance with the terms of the debenture. If the Company is required to repay the debenture, it would be required to use its limited working capital and/or raise additional funds. If the Company is unable to repay the debenture when required, the debenture holder could commence legal action against the Company and foreclose on assets to recover the amounts due. Any such action may require the Company to curtail or cease operations.

Risks Relating to the Common Stock.

(a)  The Company's Common Stock Price May Be Volatile.

     Upon the commencement of trading, the trading price of the Company's common stock may fluctuate substantially. These factors include the following:

     - price and volume fluctuations in the overall stock market from time to time;

     - significant volatility in the market price and trading volume of securities of companies in the same business as the Company;

     - changes in regulatory policies with respect to the business of the Company;

     - actual or anticipated changes in our earnings or fluctuations in our operating results;

     - general economic conditions and trends;

     - loss of a major funding source; or

     - departures of key personnel.

(b)  Absence Of Cash Dividends May Affect Investment Value Of the
Company's Common Stock.

     The board of directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of our business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of World Am as well as legal limitations on the payment of dividends out of paid-in capital.

(c)  No Assurance Of Public Trading Market and Risk of Low Priced
Securities May Affect Market Value of the Company's Common Stock.

     The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the Over the Counter Bulletin Board or the Pink Sheets), the rules would apply to the Company and to its securities.

     The Securities and Exchange Commission has adopted Rule 15g-
9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination
(i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the penny stock and information on the limited market.

     There has been no public market for the common stock of the Company. After the Company clears comments on this Form 10-SB, it intends to have a market maker file an application on behalf of the Company with the Over the Counter Bulletin Board in order to make a market in the Company's common stock. However, until this happens, if the market maker is successful with such application, and even thereafter, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. The regulations governing penny stocks, as set forth above, sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

     Potential stockholders of the Company should also be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

(d) Failure to Remain Current in Reporting Requirements Could Result in Delisting from The Over The Counter Bulletin Board.

     Companies trading on the Bulletin Board must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the Bulletin Board. If the Company fails to remain current in its reporting requirements, it could be delisted from the Bulletin Board after the Company becomes eligible for quotation there.

     In addition, the National Association of Securities Dealers,
Inc., which operates the Bulletin Board, has adopted a change to its Eligibility Rule. The change makes those Bulletin Board issuers that are cited for filing delinquency in its Form 10-KSB's/Form 10-QSB's three times in a 24-month period and those Bulletin Board issuers removed for failure to file such reports two times in a 24-month period ineligible for quotation on the Bulletin Board for a period of one year. Under this rule, a company filing with the extension time set forth in a Notice of Late Filing (Form 12b-25) is not considered late. This rule does not apply to a company's Current Reports on Form 8-K.

     As a result of these rules, the market liquidity for the Company's common stock in the future could be severely adversely affected by limiting the ability of broker-dealers to sell its securities and the ability of stockholders to sell their securities in the secondary market.

(e)  Failure to Maintain Market Makers May Affect Value of the
Company's Common Stock.

     If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers after becoming eligible for quotation on the Bulletin Board, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance that the Company will be able to maintain such market makers.

(f)  Shares Eligible For Future Sale May Result in Dilution to Other
Stockholders.

     All of the outstanding shares of common stock of the Company have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of the Company (as that term is defined under that rule) would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the then outstanding shares of common stock, provided that certain current public information is then available. If a substantial number of the shares owned by these shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the common stock at that time could be adversely affected.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

     The following discussion and analysis of financial condition and results of operations is based upon, and should be read in conjunction with, its audited financial statements and related notes included elsewhere in this Form 10-SB, which have been prepared in accordance with accounting principles generally accepted in the United States.

Overview.

     The Company is an electronics waste collector and recycler dedicated to providing customers a solution to their electronics waste handling problems. The Company believes it offers customers a reliable, efficient cost effective means of complying with current and anticipated government regulations regarding the disposal of electronic waste.

     In June 2001, the Company began providing electronics collection and recycling services to corporate customers in Southern California. In April 2004, Company began to expand its service area to include Northern California.

     The Company believes that its planned growth and profitability will depend in large part on the ability to promote its services, gain clients and expand its relationship with current clients.
Accordingly, the Company intends to focus its attentions and investment of resources in marketing, strategic partnerships, and development of its client base. If the Company is not successful in promoting its services and expanding its client base, this may have a material adverse effect on its financial condition and the ability to continue to operate the business.

Results of Operations.

     Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31,
2004.

(a)  Revenues.

     The Company had revenues totaling $279,930 for fiscal year ended May 31, 2005 as compared with the previous fiscal year of$272,207, an increase of $7,723 or approximately 3%. For fiscal year ended May 31, 2005, cost of revenues totaled $158,773 compared to $140,173 in the prior year, an increase of $18,600 or approximately 13%. Overall, gross profit totaled $121,157 for fiscal year ended May 31, 2005 compared to $132,034 in the prior year, a decrease of $10,877 or approximately 8%.

     The Company's revenues primarily consisted of sales and recycling. Revenue from sales of refurbished and/or working equipment collected totaled $115,078 for the fiscal year ended May 31, 2005 as compared with the previous fiscal year of $36,916, an increase of $78,162 or approximately 212%. Revenue from recycling totaled $164,852 for fiscal year ended May 31, 2005 as compared with the previous fiscal year of $232,291, a decrease of $67,439 or approximately 29%. Revenue from sales increased compared to the prior year as a result of implementing more rigorous process in sorting computer equipment collected, specifically certain computer components with resalable value which were overlooked in the prior year. Revenue from recycling decreased compared to the prior year although the price per pound of $0.29 has remained constant, primarily due to increased fuel costs, lack of marketing and more focus on developing a more efficient infrastructure for recycling operations. The Company believes that revenues from sales will continue to increase and stabilize to about a 1.5 to 1 ratio compared to revenues from recycling. Although revenue from recycling decreased compared to the prior year, the Company believes with a refocused marketing strategy and better-developed infrastructure for recycling that revenues should offset the anticipated increase in fuel cost and increase overall recycling revenues to levels similar to the prior year in the next twelve months.

(b)  Selling, General and Administrative Expenses.

     Total selling, general and administrative expenses for the fiscal year ended May 31, 2005 were $217,587 as compared with $206,902 for the fiscal year ended May 31, 2004, an increase of $10,685 or approximately 5%. Although the overall increase in selling, general and administrative expense was small compared to prior year, consulting expenses decreased by approximately $63,000 compared to prior year primarily due to non-recurring use of certain business consultants in the prior year. However, other selling, general and administrative expenses increased by approximately $82,000 primarily due to an increase in staffing by four personnel during the year.

(c)  Interest Expense

     Interest expense for fiscal year ended May 31, 2005 totaled
$17,397 compared to $4,979 for the fiscal year ended May 31, 2004, an increase of $12,418 or approximately 250%. Increase in interest expense was a result an increase in overall Company debts.

(c)  Net Loss.

     The Company has a net loss of $113,827 for the fiscal year ended May 31, 2005, as compared with a net loss of $79,847 for the fiscal year ended May 31, 2004, an increase of $33,980 or approximately 43%. This increased loss was due to the factors discussed above.

     Three and Six Months Ended November 30, 2005 Compared to Three and Six Months Ended November 30, 2004.

(a)  Revenues.

     The Company had revenues totaling $49,361 and $124,813 for three and six months ended November 30, 2005 compared to $72,937 and $153,417 for the three and six months ended November 30, 2004, a decrease of $23,576 and $28,604 or approximately 32% and 17% respectively. For the three and six months ended November 30, 2005, cost of revenues totaled $61,798 and $102,141, compared to $63,678 and $101,567 for the three and six months ended November 30, 2004, changes of $(1,880) and $574 or approximately (3)% and 1%, respectively. Overall, gross profit (loss) totaled $(12,437) and $22,672 for three and six months ended November 30, 2005 compared to $9,259 and $51,850 for the three and six months ended November 30, 2004, a decrease of $21,696 and $29,178 or approximately 234% and 56%, respectively.

     The Company's revenues primarily consisted of sales and recycling. Revenue from sales of refurbished and/or working equipment collected totaled $44,616 and $66,904 for the three and six months ended November 30, 2005 compared to $26,315 and $53,494 for the three and six months ended November 30, 2004, increases of $18,301 and$13,410 or approximately 70% and 25%, respectively. Revenue from recycling totaled $4,745 and $57,909 for the three and six months ended November 30, 2005 compared to $46,622 and $99,923 for the three and six months ended November 30, 2004, decreases of $41,877 and
$42,014 or approximately 90% and 42%, respectively.   Revenue from
sales increased compared to the prior year as a result of higher sales demand for refurbished equipment collected. Revenue from recycling decreased compared to the prior year primarily due to lack of marketing and more focus on developing a more efficient infrastructure for recycling operations. The Company believes that revenues from sales will continue to increase in demand for the remaining fiscal year. The Company believes with a refocused marketing strategy and better-developed infrastructure for recycling that revenues should increase overall for recycling revenues to levels similar to the prior year in the next twelve months.

(b)  Selling, General and Administrative Expenses.

     Total selling, general and administrative expenses for the three and six months ended November 30, 2005 were $44,889 and $132,745 compared to $50,018 and $91,292 for the three and six months ended November 30, 2004, changes of $(5,129) and $41,453 or approximately
(1)% and 45%, respectively. Although the overall change during the three months ended November 30, 2005 in selling, general and administrative expense was small compared to the prior year, consulting expenses decreased by approximately $63,000 compared to the prior year primarily due to non-recurring use of certain business consultants in the prior year. However, other selling, general and administrative expenses increased by approximately $82,000 primarily due to an increase in staffing by four personnel during the year.

(c)  Net Loss.

     The Company's net loss totals $70,762 and $128,299 for the three and six months ended November 30, 2005, compared to $41,621 and $44,676 for the three and six months ended November 30, 2004, increases of $29,141 and $83,623 or approximately 70% and 187%, respectively. This increased loss was due to the factors discussed above.

Factors That May Affect Operating Results.

     The operating results of the Company can vary significantly depending upon a number of factors, many of which are outside its control. General factors that may affect the Company's operating results include:

     - Market acceptance of and changes in demand for its services;

     - A small number of customers account for, and may in future periods account for, substantial portions of the Company's revenue, and revenue could decline because of delays of customer orders or the failure to retain customers;

     - Gain or loss of clients or strategic relationships;

     - Announcement or introduction of new services by the Company or by its competitors;

     - Price competition;

     - The ability to upgrade and develop systems and infrastructure to accommodate growth;

     - The ability to introduce and market products and services in accordance with market demand;

     - Changes in governmental regulation; and

     - Reduction in or delay of capital spending by clients due to the effects of terrorism, war and political instability.

     The Company believes that its planned growth and profitability will depend in large part on the ability to promote its services, gain clients and expand its relationship with current clients.
Accordingly, the Company intends to invest in marketing, strategic partnerships, and development of its customer base. If the Company is not successful in promoting its services and expanding its customer base, this may have a material adverse effect on its financial condition and its ability to continue to operate its business.

Operating Activities.

     The net cash used in operating activities was $23,685 for the year ended May 31, 2005 compared to net cash used in operating activities of $48,755 for the year ended May 31, 2004, a decrease in cash used by $25,070 or approximately 51%. The change in operating activities is attributable to an increase in accrued interest, a decrease in accounts receivable and an increase in accounts payable.

     The net cash used in operating activities was $52,895 for the six months ended November 30, 2005 compared to net cash provided in operating activities of $37 for the six months ended November 30, 2004, an increase in cash used by $52,858. The change in operating activities is attributable to an overall increase in net loss.

Investing Activities.

     The net cash provided by investing activities was $5,795 for the year ended May 31, 2005 compared to net cash used in investing activities of $20,962 for the year ended May 31, 2004, an increase of $26,757 or approximately 128%. The change in investing activities is due to the sale of company trucks and leases for newer trucks.

Liquidity and Capital Resources.

     As of May 31, 2004, the Company has total current assets of $45,731 and total current liabilities of $180,094, resulting in a working capital deficit of $134,363; as of that date the Company had cash of $4,398. As of May 31, 2005, the Company had total current assets of $16,762 and total current liabilities of $252,823, resulting in net working capital deficit of $236,061; as of that date, the Company had no cash. As of November 30, 2005, the Company had total current assets of $6,882 and total current liabilities of $347,087, resulting in net working capital deficit of $340,205; as of that date, the Company had no cash.

     The Company has continued to raise capital through borrowings from private individuals. During the fiscal year ended May 31, 2005, the Company received loans totaling approximately $35,000 from various individuals, and approximately $128,000 from the president of the Company during the fiscal year ended May 31, 2004.

     The net cash provided by financing activities was $52,895 for the six months ended November 30, 2005 compared to net cash used in financing activities of $3,259 for the six months ended November 30, 2004, an increase of $56,154. The change in financing activities is primarily due to new loans in the current year period.

     Whereas the Company has been successful in the past in raising capital, no assurance can be given that these sources of financing will continue to be available to us and/or that demand for our equity/debt instruments will be sufficient to meet its capital needs, or that financing will be available on terms favorable to the Company. If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, or may be required to reduce the scope of its planned service development and marketing efforts, any of which could have a negative impact on its business and operating results. In addition, insufficient funding may have a material adverse effect on the Company's financial condition, which could require it to:

     - curtail operations significantly;

     - sell significant assets;

     - seek arrangements with strategic partners or other parties that may require the company to relinquish significant rights to products, technologies or markets; or

     - explore other strategic alternatives including a merger or sale of the company.

     To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the issuance of such securities may result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities may have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on the Company's operations. Regardless of whether the Company's cash assets prove to be inadequate to meet the company's operational needs, the Company may seek to compensate providers of services by issuance of stock in lieu of cash, which may also result in dilution to existing shareholders.

     The Company's current cash flow from operations will not be sufficient to maintain its capital requirements for the next twelve months. Accordingly, the Company's implementation of its business plan will depend upon its ability to raise additional funds through bank borrowings and equity or debt financing. The Company estimates that it will need to raise up to $1,000,000 over the next twelve months for such purposes.

     On August 24, 2005, the Company raised $25,000 through a promissory note. The note bears an interest rate of 7.5% per annum and is due in August 2006. The note has a feature that allows the holder to convert the principal and any accrued interest into restricted shares of common stock of the Company at a rate of $0.001 per share at any time after the Company clears all comments from the Securities and Exchange Commission on its Form 10-SB filing (which will then make the Company eligible for quotation on the Over the Counter Bulletin Board), until the note is satisfied. The Company has determined that there is a beneficial conversion feature associated with this convertible promissory note in the amount of $25,000 that has been reflected as unamortized debt discount and included in short-term notes payable of the accompanying balance sheet. The principal, and accrued interest of $844.41, on this note was paid on February 10, 2006.

     On January 27, 2006, the Company entered into a Securities
Purchase Agreement with La Jolla Cove Investors, Inc. for the sale of convertible debenture in the amount of $100,000 (see Exhibit 4.1).
This debenture bears interest at 7_% per annum and is convertible into shares of the Company's common stock (see Exhibit 4.2). The number of shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by 110, minus the product of the conversion price multiplied by 100 times the dollar amount of the debenture being converted, and the entire foregoing result shall be divided by the conversion price. The conversion price is equal to the lesser of (i) 80% of the average of the 3 lowest volume weighted average prices during the 20 trading days prior to the holder's election to convert, or (ii) 80% of the volume weighted average price on the trading day prior to the holder's election to convert (once the Company's common stock commences trading).

     In conjunction with the debenture, the Company issued to La Jolla Cove a warrant, dated January 27, 2006, to purchase 10,000,000 shares of common stock of the company, exercisable at $1.00 per share (see
Exhibit 4.3). Under an addendum to the warrant, the exercise price of the warrant was changed to $1.09 per share; in addition, the warrant is to be exercised in an amount equal to 100 times the amount of the debenture (see Exhibit 4.5).

     In connection with the Securities Purchase Agreement, the Company granted to La Jolla Cove certain rights under a registration rights agreement, dated January 27, 2006, to the shares to be issued upon conversion of the debenture and the warrant (see Exhibit 4.4).

     La Jolla Cove provided the Company with an aggregate $250,000 on January 31, 2006: (a) $100,000 for the debenture, and (b) a $150,000 advance on the exercise of the warrant.

Material Commitments for Capital Expenditures

     The Company does not have any material commitments for capital expenditures. However, the Company has entered into a non-binding offer to purchase the property currently housing our facilities. The acceptance of the offer has been delayed because the property is currently held in probate. If the offer is accepted, we intend to fund the purchase through a 30 year mortgage, the specifics of which will be determined as part of the closing process.

Off Balance Sheet Arrangements.

     The Company does not engage in any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Inflation.

     The impact of inflation on our costs and the ability to pass on cost increases to its customers over time is dependent upon market conditions. We are not aware of any inflationary pressures that have had any significant impact on our operations over the past quarter, and the company does not anticipate that inflationary factors will have a significant impact on future operations.

Other.

     The Company does not provide post-retirement or post-employment benefits requiring charges under Statements of Financial Accounting Standards No. 106 and No. 112.

Critical Accounting Policies.

     The SEC has issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on their most critical accounting policies. In FRR 60, the SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, the Company's most critical accounting policies include: (a) use of estimates in the preparation of financial statements; (b) revenue recognition; and (c) treatment of property, plant, and equipment. The methods, estimates and judgments the Company uses in applying these most critical accounting policies have a significant impact on the results the Company reports in its financial statements.

(a)  Use of Estimates in the Preparation of Financial Statements.

     The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates these estimates, including those related to revenue recognition and concentration of credit risk. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

(b)  Revenue Recognition.

     The financial statements are prepared based on the accrual method of accounting. The Company is paid a rate per pound for removing electronic waste from its customers' facilities. The Company records revenue when recycling services, consisting of such waste removal, are rendered.

     Sales revenue in connection with the sale of serviceable electronic equipment directly to consumers and/or other recyclers, using existing personnel and facilities, is recognized at the time of sale, with the bulk of collections occurring through credit card transactions at the time of the sale. All sales are prepaid on an "as-is" basis, FOB shipping point, and the Company does not accept returns. Title passes to the customer at the time of sale.

(c)  Treatment of Property, Plant and Equipment.

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, based on estimated useful lives of 5 to 7 years for furniture and equipment. Repair and maintenance costs are charged to expense when incurred, while renewals and improvements that extend the useful lives of the equipment are capitalized as additions to the related assets.

Forward Looking Statements.

     This Form 10-SB contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended. When used in this Form 10-SB, the words "expects," "anticipates," "believes," "plans," "will" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include, but are not limited to, statements regarding the Company's adequacy of capital resources, need and ability to obtain additional financing, the features and benefits of the Company's services, operating losses and negative cash flow, and critical accounting policies.

     Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those discussed above, as well as the risks set forth under "Factors That May Affect Operating Results." These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company is currently located in an 11,000 square foot facility on one acre in Holtville, California. The Company is in the second year of a four-year lease at $1,500 per month; however, our offer to purchase the property has been accepted. The purchase price will be $312,000, with $37,000 down and the balance financed by the owner at 9 1/2% for 15 years; this amount includes all back rents owed.

     Holtville is located in Imperial County about 130 miles east of San Diego, providing the Company with access to all of Southern California. Our current customers are primarily located in Southern California and are easily serviced by truck from our facility. The Company's facilities include approximately 1,500 Square feet of office space, 2,500 square feet of retail space, and 7,000 of warehouse space. Additionally, the Company has about 33,000 square feet of usable yard space. Due to the dry climate, this space is usable for storage of incoming and outgoing recyclable materials. Future plans include drop off/accumulation facilities located throughout California.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of February 1, 2006 (15,002,300 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all of the current directors and executive officers of the Company as a group:

Title of Class   Name and Address of           Amount of Beneficial  Percent of
                   Beneficial Owner               Ownership (1)        Class

Common Stock     Patrick A. Galliher             9,002,300 (2)         60.01%
                 308 West 5th Street
                 Holtville, California 92250

Common Stock     Suzanne E. Galliher             3,000,000 (2)         20.00%
                 308 West 5th Street
                 Holtville, California 92250

Common Stock     John Fleming                    3,000,000             20.00%
                 1535 Blackjack Road
                 Franklin, Kentucky 42134

Common Stock     La Jolla Cove Investors, Inc.   1,498,730 (3)          9.08%
                 7817Herschel Avenue, Suite 200
                 La Jolla, California 92037

Common Stock     Arthur De Joya                          0              0.00%
                 2425 West Horizon Ridge Parkway
                 Suite B
                 Henderson, Nevada  89052

Common Stock     Shares of all directors and     12,002,300            80.01%
                 executive officers as a group (3
                 persons)

(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them. None of these individuals holds any convertible securities.

(2)  Suzanne Galliher is the wife of Patrick Galliher

(3) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which La Jolla Cove Investors, Inc. has the right to acquire within 60 days based on the current convertibility of both the debenture and the warrant issued to La Jolla Cove Investors, Inc. by the Company in connection with the Securities Purchase Agreement between the parties and the limit on beneficial ownership as set forth in that agreement of 9.99% of the outstanding shares of common stock.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The names, ages, and respective positions of the directors and executive officers of the Company are set forth below. The directors named below will serve until the next annual meeting of our stockholders or until their successors are duly elected and have qualified. Directors are elected for a term until the next annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated.

     There are no family relationships between any two or more of our directors or executive officers. There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs. There are no other promoters or control persons of the Company. The directors and executive officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

Patrick A. Galliher, President/Treasurer/Director.

     Mr. Galliher, age 46, has experience that includes both retail and wholesale sales as the owner of a retail computer store and as the district manager of a wholesale supply company. After ten years in the US Navy, Mr. Galliher returned to Las Vegas, Nevada to found PLK, Inc., a surety bonding company. After selling PLK in 1989, Mr. Galliher moved to San Diego, where he co-founded DHG Associates, a company that sold computerized sign making equipment and supplies to sign makers in the San Diego area. DHG was renamed in 1996 to National Sign Systems and sold in 1998. After working as the general manager for Kayena Communications in San Diego, Mr. Galliher purchased the company in 1999. Kayena Communications was sold in 2001, allowing him to focus his efforts fulltime on the newly formed RMD Technologies, Inc.

Suzanne E. Galliher, Vice President/Secretary/Director.

     Ms. Galliher, age 40, who is the wife of Patrick Galliher, received a Masters of Business Administration degree from National
University, in 1992, while working full-time supervising a staff of 30 people in the Registrar's Office of that school. Ms. Galliher then moved to teaching special education in the inner city areas of San
Diego for the period of 1998 to 2001. During this time she received a Masters in Special Education degree from the same school. In July
2001, Ms. Galliher left teaching to focus her efforts full time on the Company.

Arthur De Joya, Chief Financial Officer.

     Mr. De Joya, age 40, was appointed to his position on September 1, 2005. He has over 12 years of experience in both public and private accounting mainly working with publicly traded companies. Mr. De Joya's experience in the private sector includes serving as financial advisor and chief financial officer for various publicly traded companies. His experience in public accounting includes being partner-in-charge of the audit practice for L.L. Bradford & Company, LLC (the 8th largest accounting firm in the Las Vegas area) for approximately 5 years, ending in April 2003. From that date to August 2005, Mr. De Joya worked as an accountant under the name De Joya & Company; from August 2005 to the present, he has been a partner in De Joya Griffith & Company, LLC, an accounting firm. Prior to L.L. Bradford & Company, LLC, Mr. De Joya was employed with KPMG LLP working with many large publicly traded companies.

     Mr. De Joya received his B.S. and B.A. degrees from the University of Nevada, Las Vegas and is a Certified Public Accountant licensed in the State of Nevada, and is a registered accountant with the Public Company Accounting Oversight Board. He is a member of the American Institute of Certified Public Accountants and Nevada Society of Certified Public Accountants. Mr. De Joya also serves as chief financial officer of GameZnFlix, Inc., another reporting company.

ITEM 6.  EXECUTIVE COMPENSATION.

     (a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

     (b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

     (c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan that provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth below, during the last two fiscal years there have not been any relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the directors, officers, or 5% or greater shareholders (or any immediate family thereof) had or is to have a direct or indirect material interest.

     (a) For the fiscal year ended May 31, 2004, the Company had received a loan from the president and vice president of the Company (husband and wife) with an original amount of about $150,000 ($20,000 in 2003) (see Exhibits 10.2 to 10.11). The loans were to finance operations of the Company. At May 31, 2004, the remaining balance due was $90,988. Loans from the president and vice president bear terms of 1% interest per month, with all principal and interest due on demand. In 2005, they loaned the Company an additional $8,500 and received payments of approximately $25,000. At May 31, 2005, the remaining balance due was $85,479. In 2004, the Company paid $64,089 toward the principal of the loan due to the president and vice president.

     (b) The Company also holds a note payable to the brother of the president, Steven Galliher, dated July 12, 2002, with an original amount of $10,000 (see Exhibit 10.1); this loan was also made to finance operations of the Company. Steven Galliher has agreed to waive interest on this note for a period of five years as a courtesy to his brother, the president of the Company. This is a demand note with no fixed payment terms, and it does not bear interest (despite a loan document showing otherwise).

     (c) On June 26, 2004, the Company issued restricted shares of common stock to the following individuals for services rendered to the
Company: (1) Pat Galliher: 9,000,000 shares; (2) Suzanne Galliher:
3,000,000 shares; and (3) John Fleming: 3,000,000 shares. Shares were to Mr. & Mrs. Galliher for consulting services provided in relation to setting up the business. Mr. Fleming provided consulting services to the Company on how best to seek outside finding and the procedure for taking the Company public. He billed the Company at his standard billing rate for this type of service and negotiated payment in the form of common stock. As part of the negotiation, Mr. Fleming accepted a valuation of $0.001 per share. This valuation was based, in part on the difficulty of reselling the shares in the near future. We felt the negotiation with Mr. Fleming was adequate to establish a fair market price for the Company's common shares and, therefore, used the same valuation in the transactions with Mr. and Mrs. Galliher. They billed the company for their consulting services and, upon negotiation, accepted common stock with a negotiated valuation of $0.001 per share as payment for services rendered.

     (d) John Fleming, an affiliate of the Company, is also involved in another business in which he services as a director and officer (GameZnFlix, Inc.), which is also a reporting company trading on the Bulletin Board. As a result, certain potential conflicts of interest may arise between the Company and this shareholder.

     (e) On September 8, 2005, Mr. De Joya and the Company consummated a consulting services agreement covering his appointment as Chief Financial Officer. In his capacity, he will be an independent contractor for the Company. Under the terms of this agreement, he will be paid a total of $60,000 in the following manner:
(a) $2,000 to be paid in cash monthly; and (b) $36,000 to be paid in the form of the Company's common stock. The monthly fee will increase by 10% beginning on each anniversary date of this agreement.

     Mr. De Joya is also involved in another business in which he services as chief financial officer (GameZnFlix, Inc.), which is also a reporting company trading on the Bulletin Board. As a result, certain potential conflicts of interest may arise between the Company and Mr. De Joya.

     For each of the transactions noted above, the transaction was negotiated, on the part of the Company, on the basis of what is in the best interests of the Company and its shareholders. In addition, in each case the interested affiliate did vote in favor of the transaction; however, the full board of directors did make the determination that the terms in each case were as favorable as could have been obtained from non-affiliated parties. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value; the Company has no preferred stock authorized. The holders of the common stock:

     (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company;

     (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and

     (c) are entitled to one cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

     These securities do not have any of the following rights:

     (a)  preemptive rights to purchase in new issues of shares;

     (b)  preference as to dividends or interest;

     (c) preference upon liquidation; or

     (d) any other special rights or preferences. In addition, the Shares are not convertible into any other security.

     There are no restrictions on dividends under any loan other financing arrangements or otherwise. As of the date of this filing, the Company had 15,002,300 shares of common stock issued and outstanding.

Cumulative Voting.

     The holders of shares of common stock of the Company will have cumulative voting rights under California law, which means that the holders of less than 50% of such outstanding Shares, voting for the election of directors, can elect at least one of the directors to be elected, if they so choose.

Dividends.

     The Company does not currently intend to pay cash dividends. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, or can there be any guarantees of the success of the Company.

     A distribution of revenues will be made only when, in the judgment of the Company's board of directors, it is in the best interest of the Company's stockholders to do so. The board of directors will review, among other things, the financial status of the Company and any future cash needs of the Company in making its decision.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     The Company's authorized but unissued capital stock currently consists of approximately 85,000,000 shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

     The Company has engaged the services of Interwest Transfer Co., Inc., 1981 East 4800, South, Suite 100, Salt Lake City, Utah 84117, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

     Currently, there is no public trading market for the Company's common stock. In order to qualify for listing on the Over the Counter Bulletin Board, the Company must comply with the eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company is filing this Form 10-SB Registration Statement with the Securities and Exchange Commission.

Holders of Common Equity.

     As of February 1, 2006, there were 3 shareholders of record of the Company's common stock.

Dividends.

     The Company has not declared or paid a cash dividend to stockholders since it was organized on May 17, 2001. The Board of Directors presently intends to retain any earnings to finance the Company's operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

     None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company made the following sales of unregistered securities (restricted stock) during the past three years:

     (a) On June 26, 2004, the Company issued a total of 15,000,000 shares of common stock to the two directors of the Company, and John Fleming, for services rendered to the Company, valued at $15,000 ($0.001 per share). Mr. Fleming billed the Company at his standard billing rate, then negotiated payment in the form of common stock. As part of the negotiation, Mr. Fleming established a valuation of $0.001 per share, based on several factors including the extremely limited marketability of the shares. This valuation was then applied to the negotiations with the two directors when they accepted stock as payment for their services rendered.

     (b) On August 24, 2005, the Company raised $25,000 through a promissory note. The note bears an interest rate of 7.5% per annum and is due in August 2006. The note has a feature that allows the holder to convert the principle and any accrued interest into restricted shares of common stock of the Company at a rate of $0.001 per share at any time after the Company clears all comments from the Securities and Exchange Commission on its Form 10-SB filing (which will then make the Company eligible for quotation on the Over the Counter Bulletin Board Exchange), until the note is satisfied. Since there is no way to predict when the Company will clear comments on this Form 10-SB, then under SEC beneficial ownership rules the note holder is not considered to be the beneficial owner of the underlying shares of common stock since the note holder does not have the right to acquire the underlying shares within the next 60 days. The principal and all accrued interest on this note were paid on February 10, 2006.

     (c) On January 27, 2006, the Company entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. for the sale of convertible debenture in the amount of $100,000. This debenture bears interest at 7_% per annum and is convertible into shares of the Company's common stock. The number of shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by 110, minus the product of the conversion price multiplied by 100 times the dollar amount of the debenture being converted, and the entire foregoing result shall be divided by the conversion price. The conversion price is equal to the lesser of (i) 80% of the average of the 3 lowest volume weighted average prices during the 20 trading days prior to the holder's election to convert, or (ii) 80% of the volume weighted average price on the trading day prior to the holder's election to convert (once the Company's common stock commences trading).

     In addition the convertible debenture, the Company issued to La Jolla Cove Investors, Inc. a warrant, dated January 27, 2006, to purchase 10,000,000 shares of our common stock, exercisable at $1.09 per share (which will expire on January 27, 2009).

     No commissions were paid in connection with these sales. These sales were undertaken under Rule 506 of Regulation D under the Securities Act of 1933. Each of the transactions did not involve a public offering and each of the investors represented that he/she was a "sophisticated" or "accredited" investor as defined in Rule 502 of Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

(a)  Articles of Incorporation and Bylaws.

     Neither the articles of incorporation nor the bylaws of the Company contain any provisions with respect to liability of directors and officers.

(b)  California Corporations Code.

"309. (a) A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

     (b) In performing the duties of a director, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

       (1) One or more officers or employees of the corporation whom the director believes to be reliable and competent in the matters presented.

       (2) Counsel, independent accountants or other persons as to matters which the director believes to be within such person's professional or expert competence.

       (3) A committee of the board upon which the director does not serve, as to matters within its designated authority, which committee the director believes to merit confidence, so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

     (c) A person who performs the duties of a director in accordance with subdivisions (a) and (b) shall have no liability based upon any alleged failure to discharge the person's obligations as a director. In addition, the liability of a director for monetary damages may be eliminated or limited in a corporation's articles to the extent provided in paragraph (10) of subdivision (a) of Section 204.

Indemnification.

(a)  Articles of Incorporation and Bylaws.

     There are no provisions in the Company's articles of incorporation with regard to indemnification. The bylaws of the Company provide the following with respect to indemnification:

     (a) Any person made a party to an action, suit or proceeding, by reason of the fact that he, his testator or interstate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

     (b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

     (c) The amount of indemnity to which any officer or director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

(b)  California Corporations Code.

"317. (a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

     No indemnification shall be made under this subdivision for any of the following:

       (1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

       (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

       (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     (d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

     (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

       (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

       (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

       (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

       (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

     (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

     (g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of
Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph (11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

     (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

       (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

       (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

     (i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied:

       (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or

       (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

     (j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207.

PART F/S.

                        RMD TECHNOLOGIES, INC.
                             BALANCE SHEET
                           NOVEMBER 30, 2005
                              (Unaudited)

                                 ASSETS
Current Assets
Cash                                                         $      --
Escrow deposit                                                   2,000
Accounts receivable                                              4,682
Inventory                                                          200
  Total Current Assets                                           6,882

Furniture and equipment - net of accumulated
  depreciation of $23,683                                       48,549

Other Assets
Security deposits                                                  911

  Total Assets                                                  56,342

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable and accrued liabilities                       167,098
Bank overdraft                                                     844
Current portion - capital leases                                 8,918
Short term notes payable, net of $18,750
  of unamortized debt discount                                  68,791
Payable to related individuals                                 101,436
  Total Current Liabilities                                    347,087

Long Term Liabilities
Capital leases payable                                          15,240
  Total Liabilities                                            362,327

Stockholders' Deficit
  Common stock, no par value
  100,000,000 shares authorized,
  15,002,300 shares issued and outstanding                      17,300
Additional paid-in capital                                      25,000
Accumulated deficit                                           (348,285)
  Total Stockholders' Deficit                                 (305,985)

  Total Liabilities and Stockholders' Deficit                   56,342

            See Accompanying Notes to Financial Statements


                            RMD TECHNOLOGIES, INC.
                           STATEMENTS OF OPERATIONS
                                 (Unaudited)



                                              For the Three Months Ended      For the Six Months Ended
                                                     November 30,                   November 30,
                                                2005               2004         2005            2004
Revenues
  Sales                                         $    44,616        $    26,942  $    66,904    $    53,494
  Recycling                                           4,745             46,622       57,909         99,923
  Total Revenues                                     49,361             73,564      124,813        153,417

Cost of Revenues
  Cost of sales                                      21,066             22,005       32,008         30,307
  Cost of recycling revenues                         40,732             41,673       70,133         71,260
   Total Cost of Revenues                            61,798             63,678      102,141        101,567

  Gross Profit                                      (12,437)             9,886       22,672         51,850

Selling, General, and   Administrative Expenses
  Depreciation                                        1,630              1,489        3,261          3,877
  Other selling, general, and
  administrative expenses                            44,889             50,018      132,745         91,292
  Total Selling, General,
     and Administrative Expenses                     46,519             51,507      136,006         95,169

Total Loss From Operations                          (58,956)           (41,621)    (113,334)       (43,319)

Other Expenses
  Interest expense                                   11,806                --        14,965          1,357
  Other expense                                          --                --            --             --

Total Loss                                          (70,762)          (41,621)     (128,299)       (44,676)

Basic and Diluted Net Loss
 per Weighted Average Share                           (0.01)            (0.00)        (0.01)         (0.01)

Weighted Average Number of Common
  Shares Used to Compute Net Loss
  per Weighted Average Share                     15,002,300        15,002,300    15,002,300      12,916,986


                    See Accompanying Notes to Financial Statements


                                 RMD TECHNOLOGIES, INC.
                                STATEMENTS OF CASH FLOWS
                                      (Unaudited)

                                                  For the Six Months Ended
                                                       November 30,
                                                    2005           2004

Operating Activities
  Net loss                                        $(128,299)      $(44,676)
Adjustments to reconcile net loss to
  cash provided by (used in) operating activities:
  Depreciation                                        3,261          3,877
  Changes in operating assets and liabilities:
  Change in accounts receivable                       9,880         30,342
  Change in inventory                                    --           (758)
  Change in deposits                                     --           (911)
  Change in accounts payable and accrued liabilities 56,559         12,163
  Change in bank overdraft                           (1,286)            --
Change in accrued interest within notes payable       6,990             --
  Net Cash Provided by (Used in)
   Operating Activities                             (52,895)            37

Investing Activities
  Sale of equipment                                      --          5,264
  Purchase of equipment                                  --             --
  Net Cash Provided by Investing Activities              --          5,264

Financing Activities
  Proceeds from stock issuance                           --         15,000
  Proceeds from notes payable                        51,044             --
  Proceeds from loans from related individuals       11,206             --
  Payments made on capital leases                    (4,106)            --
  Payments made on loans from related individuals    (5,249)       (18,259)
   Net Cash Provided by (Used in)
   Financing Activities                              52,895         (3,259)

Increase in Cash                                         --          2,042

Cash at Beginning of Period                              --          4,398

Cash at End of Period                                    --          6,440

Interest Paid                                         2,249             --

Taxes Paid                                               --             --

             See Accompanying Notes to Financial Statements


                            RMD TECHNOLOGIES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements of RMD Technologies, Inc., a California corporation ("Company") have been prepared in accordance with Securities and Exchange Commission ("SEC") requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the annual financial statements of the Company for the years ended May 31, 2005 and 2004 contained in its Form 10-KSB, as amended.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company.
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of November 30, 2005 and the results of operations and cash flows presented herein have been included in the financial statements. All such adjustments are the recurring and normal nature. Interim results are not necessarily indicative of results of operations for the full year.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

NOTE 2  CONVERTIBLE PROMISSORY NOTE

In August 2005, an individual loaned the Company $25,000. The note bears an interest rate of 7.5% per annum and is due in August 2006. The note has a feature that allows the holder to convert the principal and any accrued interest into restricted shares of common stock of the Company at a rate of $0.001 per share at any time after the Company clears all comments from the SEC on its Form 10-SB filing (which will then make the Company eligible for quotation on the Over the Counter Bulletin Board) until the note is satisfied. The Company has determined that there is a beneficial conversion feature associated with this convertible promissory note in the amount of $25,000, of which $18,750 has been reflected as unamortized debt discount and included in short-term notes payable on the accompanying balance sheet, and $6,250 has been expensed in interest expense for the six months ended November 30, 2005. This amount will be amortized as financing costs over the term of the note.


         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



                              Smith & Company
       A Professional Corporation of Certified Public Accountants

Officers and Directors
RMD Technologies, Inc.

We have audited the balance sheets of RMD Technologies, Inc. as of May 31, 2005 and 2004, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMD Technologies, Inc. as of May 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended May 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/  Smith and Company
Certified Public Accountants
Salt Lake City, Utah
September 9, 2005

     4764 South 900 East, Suite 1 Salt Lake City, Utah 84117-4977
         Telephone: (801) 281-4700  Facsimile: (801) 281-4701
                   E-mail: smithcocpa@earthlink.net
    Members: American Institute of Certified Public Accountants Utah
               Association of Certified Public Accountants


                            RMD TECHNOLOGIES, INC.
                               BALANCE SHEETS

ASSETS

                                                        May 31,        May 31,
ASSETS                                                   2005           2004

Current Assets
  Cash                                                  $    --       $  4,398
  Escrow deposit                                          2,000          2,000
  Accounts receivable (net of allowance for
  Doubtful accounts of $147 ($0 in 2004)                 14,562         36,070
  Inventory                                                 200          3,263
   Total Current Assets                                  16,762         45,731

Furniture and equipment - net of accumulated
depreciation of $20,422 ($14,458 in 2004)                51,810         30,504

Other Assets
  Security deposits                                         911             --

   Total Assets                                          69,483         76,235

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
  Bank overdraft                                          2,130             --
  Accounts payable                                      110,539         79,109
  Current portion - capital leases                        8,918             --
  Short term notes payable                               35,757             --
  Payable to related individuals                         95,479        100,985
   Total Current Liabilities                            252,823        180,094

Long Term Liabilities
  Capital leases payable                                 19,346             --

   Total Liabilities                                    272,169        180,094

Stockholders' (Deficit)
    Common stock, no par value
    100,000,000 shares authorized,
    15,002,300 shares issued and outstanding             17,300          2,300
  Accumulated Deficit                                  (219,986)      (106,159)
   Total Stockholders' Deficit                         (202,686)      (103,859)

    Total Liabilities and Stockholders' Deficit          69,483         76,235

                      See Accompanying Notes to Financial Statements

                                  RMD TECHNOLOGIES, INC.
                                 STATEMENTS OF OPERATIONS
                                    For the Years Ended

                                                              May 31,
                                                         2005         2004
                                                     (Restated)    (Restated)

Revenues
  Sales                                                  $ 115,078   $  39,916
  Recycling                                                164,852     232,291
  Total Revenues                                           279,930     272,207

Cost of Revenues
  Cost of sales                                             29,474      12,767
  Cost of recycling revenues                               129,299     127,406
   Total Cost of Revenues                                  158,773     140,173

  Gross Profit                                             121,157     132,034

Selling, General, and Administrative expenses
  Advertising                                                1,147         790
  Consulting                                                 3,671      66,730
  Depreciation                                               9,664       6,001
  Rent                                                          --      12,523
  Other selling, general, and administrative expenses      203,105     120,858
   Total Selling, General, and Administrative Expenses     217,587     206,902

Loss From Operations                                       (96,430)    (74,868)

Other Expenses
  Interest expense                                          17,397       4,979
  Tax expense                                                   --          --

Net Loss                                                  (113,827)    (79,847)

Basic and diluted net loss per
 weighted average share                                       (.01)     (34.72)

Weighted average number of common
  shares used to compute loss
  per weighted average share                            15,002,300       2,300

                       See Accompanying Notes to Financial Statements

                               RMD TECHNOLOGIES, INC.
                                STATEMENTS OF CHANGES
                                IN STOCKHOLDERS' DEFICIT

                                        Common Stock
                                         No Par Value             Accumulated
                                     Shares       Amount           Deficit

Balances at May 31, 2003             2,300         2,300           (26,312)

  Net loss                                                         (79,847)

Balances at May 31, 2004             2,300       $ 2,300        $ (106,159)

Shares issued at $.001
for expenses                    15,000,000        15,000                --

  Net loss                                                        (113,827)

Balances at May 31, 2005        15,002,300        17,300          (219,986)

                 See Accompanying Notes to Financial Statements


                                  RMD TECHNOLOGIES, INC.
                                 STATEMENTS OF CASH FLOWS

                                                     For the Years Ended
                                                           May 31,
                                                     2005           2004

Operating Activities
  Net loss                                          $ (113,827)    $  (79,847)
  Adjustments to reconcile net loss to
  cash used in operating activities:
  Stock issued for expenses                             15,000             --
  Allowance for bad debt                                   147             --
  Accrued interest                                      10,388          4,909
  Depreciation                                           9,664          6,001
  Changes in operating assets and liabilities:
  Change in accounts receivable                         21,361        (31,378)
  Change in inventory                                    3,063         (3,263)
  Change in escrow deposits                                 --         (2,000)
  Change in security deposits                             (911)            --
  Change in accounts payable                            31,430         56,823
      Net Cash Used in Operating Activities            (23,685)      (48,755)

Investing Activities
  Sale of equipment                                     12,000            --
  Purchase of equipment                                 (6,205)      (20,962)
  Net Cash Provided by (Used in)
   Investing Activities                                  5,795       (20,962)

Financing Activities
  Bank overdraft                                         2,130            --
  Proceeds from notes payable                           35,000            --
  Proceeds from loans from related individuals           9,435       134,421
  Payments made on capital leases                       (8,501)           --
  Payments made on loans from related individuals      (24,572)      (64,089)
   Net Cash Provided by Financing Activities            13,492        70,332

Increase (Decrease) in Cash                             (4,398)          615

Cash at Beginning of Year                                4,398         3,783

Cash at End of Year                                         --         4,398

Interest Paid                                            7,012            70

Taxes Paid                                                  --            --

Schedule of non-cash financing and investing
Activities:
  Purchase of equipment through capital leases          36,764            --

                    See Accompanying Notes to Financial Statements


                                RMD TECHNOLOGIES, INC.
                             NOTES TO FINANCIAL STATEMENTS
                               MAY 31, 2005 AND 2004

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of RMD Technologies, Inc., a California corporation ("Company"), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business

The Company was incorporated in California on May 22, 2001, to provide electronic waste recycling services to businesses. The Company occupies an 11,000 square foot facility in Holtville, California.

Revenue Recognition

The financial statements are prepared based on the accrual method of accounting. The Company is paid a rate per pound for removing electronic waste from its customers' facilities. The Company records revenue when recycling services, consisting of such waste removal, are rendered. The Company's experience in collecting revenues from the school districts and other agencies for which it provides services has been excellent, and management believes that the allowance for doubtful accounts in the amount of $147 at May 31, 2005 is adequate.

During fiscal year 2004, it became apparent that sales of recycled electronic products represented a viable revenue opportunity for the Company. Consequently, a sales person was hired and warehouse space was dedicated to providing storage space for the inventory held for resale. Overhead costs associated with this activity are allocated based on the sales revenue compared to total revenue. Labor costs are allocated based on the percentage of time spent by the employee related to this activity.

In fiscal year 2004, the Company began operating a new division, focusing on the retail sale of office supplies. Revenues related to this division for the fiscal year ended May 31, 2004 were $2,963 and gross profit was $2,769. In fiscal year 2005, the Company reassessed the target market of this activity and found that new competition in the area made it unprofitable to continue this division. As of May 31, 2005, the Company had almost completed closing this division. All personnel were reassigned other jobs and almost all existing inventory was absorbed internally. There were no disposition costs associated with the closure of this division.

During fiscal year 2004 the Company began selling serviceable electronic equipment directly to consumers and/or other recyclers, using existing personnel and facilities. Since the inventory was gleaned from the materials the Company had been paid to pick up, the cost of these sales was minimal. The Company does not refurbish the equipment. Labor and other direct costs of identifying serviceable items and selling them, as well as warehouse and other direct costs are charged to cost of goods sold in the current period. Because of the extremely volatile nature of the market for recycled computer equipment, no value has been capitalized on the balance sheet. Sales revenue is recognized at the time of sale, with the bulk of collections occurring through credit card transactions at the time of the sale. All sales are prepaid on an "as-is" basis, FOB shipping point, and the Company does not accept returns. Title passes to the customer at the time of sale.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Such cash equivalents generally are part of the Company's cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur. The Company had no cash equivalents in 2005 or 2004.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method, based on estimated useful lives of 5 to 7 years for furniture and equipment. Repair and maintenance costs are charged to expense when incurred, while renewals and improvements that extend the useful lives of the equipment are capitalized as additions to the related assets. Depreciation expense for the fiscal years ended May 31, 2005 and 2004 was $9,664 and $6,001, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends.

Income Taxes

The Company records the income tax effect of transactions in the same year that the transactions enter into the determination of income, regardless of when the transactions are recognized for tax purposes. Tax credits are recorded in the year realized. Since the Company has not yet realized income as of the date of this report, no provision for income taxes has been made.

In February, 1992, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which supersedes substantially all existing authoritative literature for accounting for income taxes and requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to become payable or refundable. The Statement was applied in the Company's financial statements beginning with inception.

At May 31, 2005 a valuation allowance has been recorded to offset the deferred tax asset due to the uncertainty of the Company's ability to use the net operating loss carryovers of $219,986 that will expire between May 31, 2022 and 2025.

Fair Value of Financial Instruments

The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Advertising Costs

Advertising costs (if any) are charged to expense in the period in which they are incurred and advertising communication costs the first time the advertising takes place. Advertising expenses for the period ended May 31, 2005 and 2004 were $1,147 and $790, respectively.

Other Selling, General, and Administrative Expenses

Other expenses consist of labor, transportation, facilities, insurance, professional fees, and travel. Costs directly associated with selling are allocated to cost of sales. Costs directly associated with recycling services are allocated to cost of recycling services and mainly consist of labor and truck expenses.

NOTE 2  ESCROW DEPOSITS

In 2004, the Company began negotiating the purchase of the property currently housing all of the Company's operations. As part of the contract negotiations, the Company was required to pay an escrow deposit of $2,000 at the beginning of negotiations. The deposit will be applied to closing costs when a purchase contract is eventually finalized.

NOTE 3  RELATED PARTY TRANSACTIONS

As of May 31, 2005 the Company has received various loans from the president and vice president of the Company (husband and wife). At May 31, 2005, the remaining balance due was $85,479 ($90,985 in 2004). Loans from the president and vice president bear terms of 1% interest per month, with all principal and interest due on demand. The Company makes payments on its loans as often as possible.

The Company also holds a note payable to the brother of the vice president with an original amount of $10,000. This is a demand note with no fixed payment terms, and it does not bear interest.

NOTE 4  NOTES AND CONTRACTS PAYABLE

Notes and contracts payable as of May 31, 2005 are detailed as follows:

Payable to Banks,
Institutions & Other      Interest
Unrelated Entities          Rate          Current          Long-Term

Notes payable:
  Individual Investor           8%        $10,250          $         0
  Individual Investor         7.5%         20,500                    0
  Individual Investor         7.5%          5,007                    0

Capital Leases:
  Bering Lease              42.47%          5,035               10,986
  Bering Lease              19.13%          3,883                8,360

                                          $44,675              $19,346

NOTE 5  CAPITAL LEASES

During the year, the Company purchased two assets and financed the purchases through the use of capital leases. The gross amount of assets recorded under these leases is $36,765.

The following is a schedule by year of future gross minimum rental payments for all capital leases with terms greater than one year as of May 31, 2005:

                                Gross Payment     Interest     Principal

Fiscal year ending May 31,:
2006                              $  16,829        $  7,578    $  9,251
2007                                 16,829           4,492      12,337
2008                                  7,575             567       7,008
2009 and beyond                           0               0           0

Total                             $  41,233        $ 12,637    $ 28,596

NOTE 6  RECLASSIFICATION

Certain items for the year ended May 31, 2004 have been reclassified to conform to the presentation for 2005.

NOTE 7  RESTATEMENT TO STATEMENTS OF OPERATIONS

During the year, the Company determined that certain costs associated with sales and recycling revenues should be classified as "Costs of Revenues" for financial statement presentation purposes. These costs were previously classified as "selling, general, and administrative expenses." The change was made because the Company determined that these costs were now considered to be materially significant and separately determinable. The cumulative effect of this change in accounting principle on net income is nil, since it is merely a change in presentation and reclassification of previously reported expenses.

Further, the Company has restated its financial statements for the fiscal year ended May 31, 2004 to enhance comparability between presented periods in its financial statements. This restatement is done as a correction of an error which the statements of operations for the year ended May 31, 2005 and 2004, and has been appropriately as restated. The result of this restatement has no affect on the rest of the accompanying financial statements.

NOTE 8  SUBSEQUENT EVENTS

In August 2005, the Company borrowed $25,000 from an individual. The note bears an interest rate of 7.5% per annum and is due in August 2006. The note has a feature that allows the holder to convert the principal and any accrued interest into restricted shares of common stock of the Company at a rate of $0.001 per share at any time after the Company clears all comments from the Securities and Exchange Commission on its Form 10-SB filing (which will then make the Company eligible for quotation on the Over the Counter Bulletin Board), until the note is satisfied. The Company has determined that there is a beneficial conversion feature associated with this promissory note in the amount of $25,000. This amount will be amortized as financing costs over the term of the note.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

     The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                               SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       RMD Technologies, Inc.


Date: February 28, 2006                By: /s/  Patrick A. Galliher
                                       Patrick A. Galliher, President

                           Special Power of Attorney

     The undersigned constitute and appoint Patrick A. Galliher their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

         Signature                    Title                   Date

/s/ Patrick A. Galliher    President/Treasurer/Director      February 28, 2006
Patrick A. Galliher        (principal financial and
                           accounting officer)/Director

/s/ Suzanne E. Galliher    Vice President/Secretary/Director February 28, 2006
Suzanne E. Galliher

/s/ Arthur De Joya         Chief Financial Officer           February 28, 2006
Arthur De Joya

                              EXHIBIT INDEX

Number                                                     Description

3.1     Articles of Incorporation, dated May 17, 2001 (filed herewith).

3.2 Certificate of Amendment of Articles of Incorporation, dated June 21, 2004 (filed herewith).

3.3     Bylaws, dated June 20, 2001 (filed herewith).

4.1     Securities Purchase Agreement between the Company and La
        Jolla Cove Investors, Inc., dated January 27, 2006 (filed herewith).

4.2 7_% Convertible Debenture issued to La Jolla Cove Investors, Inc., dated January 27, 2006 (filed herewith)

4.3     Warrant to Purchase Common Stock issued to La Jolla Cove
        Investors, Inc., dated January 27, 2006 (filed herewith).

4.4     Registration Rights Agreement between the Company and La
        Jolla Cove Investors, Inc., dated January 27, 2006 (filed herewith).

4.5     Addendum to Convertible Debenture and Warrant To Purchase
        Common Stock, dated January 27, 2006 (filed herewith).

4.6 Continuing Personal Guaranty issued by Patrick A. Galliher and Suzanne E. Galliher in favor of La Jolla Cove Investors, Inc., dated January 27, 2006 (filed herewith).

10.1 Promissory Note issued by the Company in favor of Steven J. Galliher, dated July 12, 2002 (filed herewith).

10.2 Promissory Note issued by the Company in favor of Patrick A. Galliher or Suzanne E, Galliher, dated November 17, 2002
        (filed herewith).

10.3 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated November 17, 2003 (filed herewith).

10.4 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated December 29, 2003 (filed herewith).

10.5 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated January 9, 2004 (filed herewith).

10.6 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated February 6, 2004 (filed herewith).

10.7 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated February 13, 2004 (filed herewith).

10.8 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated March 22, 2003 (filed herewith).

10.9 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated April 26, 2004 (filed herewith).

10.10 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated May 7, 2004 (filed herewith).

10.11 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated June 17, 2004 (filed herewith).

10.12 Consulting Services Agreement between the Company, on the one hand, and De Joya & Company, Inc. and Arthur De Joya, on the other hand, dated September 1, 2005 (filed herewith).

16      Letter on Change in Certifying Accountant (filed herewith).

24      Special Power of Attorney (see signature page above).